# NH Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)
under the Securities Act of 1934 Act
of as a PUBLIC DOCUMENT.

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-45081 |

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__

MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NH Investment & Securities America, Inc. (A wholly-owned subsidiary of NH Investment & Securities Co., Ltd.)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 West 45th Street, Suite 2402

(No. and Street)

| New York | NY | 10036 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jang Hyun Choi | +1-212-391-4696 | jchoi@nhisusa.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEJONG LLP

(Name – if individual, state last, first, and middle name)

| 65 Challenger Rd. STE 250 | Ridgefield Park | NJ | 07660 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| August 16, 2011 | | 5519 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

**FOR OFFICIAL USE ONLY**

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jang Hyun Choi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NH Investment & Securities America, Inc. (A wholly-owned subsidiary of NH Investment & Securities Co., Ltd.), as of and for the year ended December 31 , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



EDITH C. ROJAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6200821
Qualified in New York County
My Commission Expires 02-09-2025

Notary Public

Signature: _____

Title: _____
CEO

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



65 CHALLENGER ROAD. SUITE 250, RIDGEFIELD PARK. NJ 07660   T. 212.244.3940 | F. 201.242.0106

WWW.SEJONGLLP.COM

integrity·trust·professionalism

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of NH Investment & Securities America, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of NH Investment & Securities America, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NH Investment & Securities America, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of NH Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on NH Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NH Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as NH Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 21, 2023

## NH Investment & Securities America, Inc.
### (A Wholly Owned Subsidiary of
### NH Investment & Securities Co., Ltd.)

### Statement of Financial Condition

### December 31, 2022

### Assets

| | | |
|---|---|---:|
| Cash | $ | 24,661,516 |
| Commissions receivable from Parent | | 514 |
| Receivable from clearing service organization | | 1,726,892 |
| Fixed assets, net | | 72,043 |
| Right-of-use assets | | 1,151,730 |
| Deposit for clearing service | | 1,001,931 |
| Deferred tax assets | | 446,879 |
| Prepaid taxes | | 848,335 |
| Other assets | | 268,931 |
| Total assets | $ | 30,178,771 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 780,367 |
| Lease liabilities | | 1,227,954 |
| Total liabilities | | 2,008,321 |

Commitment

| | | |
|---|---|---:|
| Stockholder's equity: | | |
| Common stock, par value $0.01 per share. Authorized 3,000 shares; issued and outstanding 300 shares | | 3 |
| Additional paid-in capital | | 9,999,997 |
| Retained earnings | | 18,170,450 |
| Total stockholder's equity | | 28,170,450 |
| | $ | 30,178,771 |

See accompanying notes to statement of financial condition.

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

1. **Description of Business**

NH Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992, under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of NH Investment & Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

The Company engages in broker and dealer transactions of U.S. and Korean securities. The major source of income is commission income from its brokerage services.

The Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) and (k)(2)(ii).

2. **Summary of Significant Accounting Policies**

   *(a) Basis of Presentation*

   The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

   *(b) Use of Estimates*

   The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *(c) Income Taxes*

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

### (d) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

### (e) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space and vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component

### (f) New Accounting Standard

In December 2019, the FASB issued guidance which simplifies Accounting for Income Taxes (Topic 740). The ASU intends to reduce complexity through clarification and amendments of existing guidance. The updated guidance is effective for fiscal years beginning after December 15, 2021. The Company believes the effect from the adoption of this guidance does not have a material impact on the financial statement.

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

### (g) Recent Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted in any interim periods for which financial statement has not been issued. The Company is currently evaluating the impacts the adoption of this guidance will have on its financial statement but does not expect it to have a material impact.

## 3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2022, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered brokers and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2022, the Company had net capital of $23,655,126, which exceeded the minimum requirement by $23,405,126. The Company's percentage of aggregate indebtedness to net capital was 3.62%.

## 4. Fixed Assets

Fixed assets at December 31, 2022, are summarized as follows:

| | | |
|---|---|---:|
| Equipment | $ | 156,903 |
| Furniture and fixtures | | 202,418 |
| Leasehold improvements | | 306,689 |
| | | 666,010 |
| Less accumulated depreciation and amortization | | 593,967 |
| Total fixed assets, net | $ | 72,043 |

## 5. Leases

The Company has obligations as a lessee for office space and vehicle with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The office lease contains renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2022, are as approximately follows:

| Years | Amount |
|---|---|
| 2023 | 311,000 |
| 2024 | 311,000 |
| 2025 | 309,000 |
| 2026 | 313,000 |
| 2027 | 52,000 |
| Total undiscounted lease payments | $ 1,296,000 |
| Less: Imputed interest | 68,000 |
| Total lease liabilities | $ 1,228,000 |

There is no maturity in lease liabilities after 2027.

6. **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2022 are as follows:

| Deferred tax assets: | |
|---|---|
| Net operating loss carryforwards | $ 263,739 |
| Fixed assets | 38,740 |
| Accrual bonus | 127,700 |
| Lease expenses | 16,700 |
| Total gross deferred tax assets | 446,879 |
| Less valuation allowance | - |
| Net deferred tax assets | $ 446,879 |

There was no net change in the valuation allowance for the year ended December 31, 2022. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than that the company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance.

At December 31, 2022, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $839,000 which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $1,247,000 at December 31, 2022, which expire in various years through December 31, 2036.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and California States and New York City are where the Company is subject to state and local income taxes. The Company remains open to examination for the year ended December 31, 2019, 2020, and 2021 for the federal, states, and local jurisdictions.

7. **Related Party Transactions**

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of balances with the Parent as of December 31, 2022, is approximately as follows:

| | | |
|---|---|---|
| Commission receivable from parent | $ | 500 |
| Accrued expenses and other liabilities | | 101,000 |

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

8. **Off-Balance-Sheet Risk**

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2022. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

**NH Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2022

9.   **Concentrations of Credit Risk**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2022. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10.   **Subsequent Events**

The Company has evaluated subsequent events from December 31, 2022, through February 21, 2023, the date at which the financial statement was available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statement.